SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/5/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
980,798

8. SHARED VOTING POWER
1,150,504

9. SOLE DISPOSITIVE POWER
980,798
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,150,504

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,131,302 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.42%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
980,798

8. SHARED VOTING POWER
1,150,504

9. SOLE DISPOSITIVE POWER
980,798
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,150,504

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,131,302 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.42%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
980,798

8. SHARED VOTING POWER
1,150,504

9. SOLE DISPOSITIVE POWER
980,798
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,150,504

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,131,302 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.42%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
980,798

8. SHARED VOTING POWER
1,150,504

9. SOLE DISPOSITIVE POWER
980,798
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,150,504

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,131,302 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.42%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #9 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Company Secretary.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 3/2/18, there were 25,313,872 shares of common stock outstanding as of 12/31/17.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of March 05, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,131,302 shares of SWZ (representing 8.42% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,131,302 shares of SWZ include 980,798 shares (representing 3.88% of SWZ's outstanding shares) that are beneficially owned by: Messrs. Goldstein, Dakos, and Samuels and the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Messrs. Goldstein, Dakos and Samuels may be deemed to constitute a group. All other shares included in the aforementioned 2,131,302 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,150,504 shares (representing 4.54% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 980,798 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,150,504 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of SWZ were bought:


Date			Shares		Price
01/08/18		2,058		12.9351
01/09/18		9,668		12.9250
01/18/18		3,328		13.1000
01/19/18		25,000		13.1522
01/22/18		635		13.1600
01/30/18		7,700		13.4510
02/01/18		2,101		13.3988
02/05/18		10,000		12.8796
02/12/18		5,900		12.3533
02/13/18		8,400		12.3500
02/15/18		880		12.6800
02/16/18		5,000		12.8443
02/20/18		5,700		12.7382




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/6/2018

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners, L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 201-881-7100 // pgoldstein@bulldoginvestors.com

      						March 5, 2018

The Swiss Helvetia Fund, Inc.
7 Bryant Park
New York, New York 10018-3706

Attention: Reid B. Adams, Chief Legal Officer and Secretary

Dear Mr. Adams:

	Full Value Partners, L.P. beneficially owns 348,901 shares of The Swiss Helvetia Fund, Inc. (the "Fund") including 100 shares in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Full Value Partners (and other clients), and I beneficially own approximately 2,131,302 shares of the Fund.

        Pursuant to Section 10 of Article I of the Fund's bylaws, Full
Value Partners intends to present one proposal and nominate the persons named below for election as independent directors at the Fund's next annual stockholder meeting (the "Meeting"). My wife and I beneficially own 11,343 shares in street name which were purchased more than five years ago as an investment. Mr. Hellerman owns 500 shares which were purchased recently.
 He served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee on Antitrust and Monopoly for four years, and as the Chief Financial Analyst of the Antitrust Division of the U.S. Department of Justice for 17 years. Mr. Hellerman has a Bachelor of Arts, Economics, and an M.B.A. from the University of Massachusetts. For additional information about Mr. Hellerman, please see the enclosed CV. Each nominee has consented in writing to being named in any proxy statement as a nominee and to serve as a director if elected, and may be contacted by writing to him c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663.
No nominee is an interested person of the Fund or has any connection with the Fund other than as a shareholder. There are no arrangements or understandings between Full Value Partners, L.P. and any proposed nominee or any other person, and we are not aware of any family or other relationship between any proposed nominee and any director or officer of the Fund. We intend to have a representative of Full Value Partners, L.P. appear in person or by proxy at the meeting to present the proposal and the nominations.



   The proposal reads as follows:

    The shareholders of The Swiss Helvetia Fund (the "Fund") request that the Board of Directors authorize a self-tender offer for at least 50% of the outstanding common shares of the Fund at or close to net asset value
    (NAV).

   We support this proposal and believe it is in the best interest of stockholders because a significant self-tender offer at or close to NAV will afford them an opportunity to realize a price equal or close to NAV rather than selling at a discount to NAV.

   Our nominees are as follows:

     Phillip Goldstein (born 1945) - Since December 1992, a member of Bulldog Investors, LLC (and its predecessor), an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of the private investment partnerships in the Bulldog Investors group of private funds; Chairman of the Mexico Equity & Income Fund, Inc.; Secretary and Chairman of Special Opportunities Fund, Inc.; Director of MVC Capital, Inc.; Director of Brookfield DTLA Fund Office Trust Investor; Trustee of Crossroads Liquidating Trust; Chairman of Brantley Capital Corporation (until 2013); Director of ASA Ltd. (until 2013); Chairman of Emergent Capital, Inc. (until 2017).

     Gerald Hellerman (born 1937) - Managing Director of Hellerman Associates
     (a financial and corporate consulting firm) from 1993 to December 31, 2013. Chief Compliance Officer and director of Mexico Equity and Income Fund,Inc. and Special Opportunities Fund, Inc.; Director and Chair of the Audit Committee, MVC Capital, Inc.; Director, Ironsides Partners Opportunity Offshore Fund Ltd. (until 2017); Director and Chair of the Audit Committee of Emergent Capital, Inc.; Director (until 2017), Director of Crossroads Capital, Inc. (f/k/a BDCA Venture, Inc.) (until 2017); Trustee of Crossroads Liquidating Trust; Trustee of Fiera Capital Series Trust; Director, Brantley Capital Corporation (until 2013).

   Full Value Partners has not received any financial assistance, funding or other consideration from any person regarding the proposal or these nominations and has not engaged in any hedging transactions in connection with its investment in the Fund. Full Value Partners is part of a Section 13D group which intends to solicit proxies from all stockholders of the Fund and intends to have a representative at the meeting to present such proxies.





   Please advise us as soon as possible if you have any concerns about the validity of this notice. Thank you for your prompt attention to this matter.


					       Sincerely yours,

					       /s/Phillip Goldstein
					       Phillip Goldstein
					       Member
					       Full Value Advisors, LLC
					       General Partner